Mail Stop 3561

December 1, 2006

George Metrakos, President
Teliphone Corp.
4150 Ste-Catherine Street West, Suite 200
Westmont (Montreal)
Quebec, Canada H3Z 0A1

> **Re: Teliphone Corp.**
> **Amendment No. 1 to Registration Statement on**
> **Form SB-2**
> **Filed November 29, 2006**
> **File No. 333-136993**

Dear Mr. Metrakos:

This is to advise you that a preliminary review of the amended registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments until these material deficiencies are addressed.

Please revise your filing to include financial statements as required by Item 22 of Form SB-2 and ensure that your financial statements are updated as required by Item 310 of Regulation S-B.

If your registration statement becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Susann Reilly at (202) 551-3236. We look forward to working with you to address these concerns.

Sincerely,

John Reynolds
Assistant Director

cc: Joseph Emas, Esq.
        Fax: 305-531-1274